SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a- 16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Financial release : July 1st, 2003

The document published in French takes legal precedence. This translation in English is for convenience only.

Share buyback program renewal following approval by the Ordinary and

Extraordinary Shareholders’ Meeting held on May 6th, 2003 and implementation agreed by the Board of Directors held on June 12th, 2003

CQB

In accordance with article L.621-8 of the French Monetary and Financial Code, and pertaining to the regulation 98-02, amended by the regulation 2000-06, the Commision des Opérations de Bourse registered under number 03-623 dated 27th June 2003 a memorandum (“note d’information”) describing the objectives and conditions of share buybacks.

This document has been established by the issuer, and is binding on its signatories. Registration does not imply the approval of the share buyback program or the authentification of the accounting and financial information presented.

Summary of the memorandum established in accordance with the COB regulation no. 98-02, amended by regulation 2000-06.

Introduction

THOMSON is a société anonyme, a form of limited liability company, incorporated under the laws of France.

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital and media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing, The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names.

In 2002, the company generated net revenues of 10,187 million euros and an operating result of 718 million euros. Net income represented 373 million euros. The company had 65 000 employees.

THOMSON shares are listed on the Premier Marché of Euronext Paris S.A. and are eligible for the Service de Règlement Différé (deffered settlement service) under the Euroclear France code 18453. THOMSON is also listed on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

1.	Objectives

THOMSON renews its share buyback program. Objectives of the program are, notably, the following (in decreasing order of priority):

-	To support the share price;
-	To have shares to deliver as payment or for exchange, particularly in connection with external-growth operations;
-	To have shares to deliver in the event of the exercise of rights attached to securities giving entitlement to allotment of shares in the Company;
-	To have shares to allot for purposes of employee incentive schemes.

The first objective may represent around 50% of shares potentially bought back within this program.

2.	Legal context

The buyback program concerns the shares listed on the Premier Marché of Euronext Paris S.A. and eligible for the Service de Règlement Différé (deferred settlement service).

-	Shares may be purchased up to a maximum number of shares equivalent to 10% of the Company’s registered capital.
-	The (gross) purchase price shall not exceed 50 euros per share
-	The (gross) sale price shall be not less than 15 euros per share

3.	Duration

The program duration is 18 months as from the date of the Shareholders’ meeting held on May 6th, 2003, or until November 6th, 2004.

The complete memorandum published (in French) is available on request at Thomson’s headquarters:

Thomson S.A. 46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt – FRANCE,

on our website : www.thomson.net, or on the Commission des Opérations de Bourse website : www.cob.fr

Press release

Thomson expands picture tube business

in fast-growing Chinese market

Agreement with Xinyuan (Fortune)

to strengthen Thomson’s tube operations

Paris, July 18, 2003 – Thomson (Paris : 18453 ; NYSE : TMS) today signed an agreement with Dongguan Xinyuan Highway Development Co., Ltd., which will significantly strengthen Thomson’s presence in the rapidly growing Chinese color picture tube (CPT) market.

Following a competitive process and leveraging its longstanding presence and strong track record in the Guangdong Province, Thomson has been selected to purchase three CPT production lines, electron gun manufacturing equipment, and related assets from Xinyuan. These assets, which currently belong to Fortune Science and Technology Company, will be transferred to Xinyuan. Thomson’s agreement with Xinyuan will take effect after approval of the asset transfer by the shareholders of Fortune.

The purchase agreement with Xinyuan comprises all picture tube assets, which have enabled Xinyuan – Fortune to become one of the leading CPT manufacturers in China with more than 10% national market share in 2002 in the large screen tube segment alone.

This expansion in China reflects Thomson’s picture tube strategy to serve the country’s growing TV manufacturing market, which is nearly twice the size of NAFTA countries and 13% larger than Europe. China today accounts for 28% of worldwide TV production and is estimated to represent more than 30% in coming years.

The three Xinyuan-Fortune manufacturing lines produced 4.3 million tubes in 2002, divided almost evenly between mid-size (21-inch) and large screen (25- 29-inch) tubes. This output complements that of Thomson’s presently expanding Foshan CPT plant, where a second production line will begin operations later this year.

The combination of Foshan and Xinyuan-Fortune will create the second largest CPT manufacturer in China for large screen sizes, with a total production capacity of about seven million tubes in 2004, of which five million will be large and very large screen (VLS) sizes. The agreement enables Thomson to further develop its strong presence in the highly industrialized Guangdong Province, where more than 50% of China’s color TV production is concentrated.

Following this initiative, Thomson will more than double its production of picture tubes originating from the country and will have a worldwide market share of 20% for large and VLS picture tubes. Its strong customer base, which comprises the main TV manufacturers in China, will be broadened as a result of an enlarged product offering.

The combined entities are expected to generate significant economies of scale, providing Thomson a very competitive tube manufacturing base to supply its Chinese customers as well as customers in other regions. The expanded operation in China will substantially enhance Thomson’s tubes profitability.

The closing of the transaction is subject to the satisfaction of suspensive conditions, including obtaining all regulatory authorizations from Chinese authorities.

“We are very pleased to have concluded the cooperation agreement with Thomson. We pledge our full support to Thomson’s development in Dongguan City. Thomson is a renowned big company of great strength. Dongguan City is an international information technology production base with excellent investment environments. Therefore, we fully believe that the cooperation between Thomson and Dongguan will certainly bring about benefits to both sides as well as new development to Dongguan City and to China’s CPT industry,” said Tong Xing, Secretary of CPC Dongguan Committee.

“The picture tube industry has begun to consolidate, and China is clearly the world’s area of growth. Through this development, we have strengthened our tube business by enlarging our customer portfolio, enhancing our competitiveness and improving our profitability. Furthermore, this initiative is a key step in Thomson’s development strategy in China,” said Charles Dehelly, Chief Executive Officer of Thomson.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

Press Release – July 23, 2003

First half 2003 results

Key highlights:

•	Revenues: 3,823 million euros ; Operating income: 143 million euros ; Net income: (92) million euros ; Free cash flow: 110 million euros

•	Content & Network and Licensing businesses grew revenues 13% and 16% pre-forex in Q2, and grew operating profit 12% and 14% pre-forex during the half. These divisions now represent 50% of Group revenues

•	Components and Consumer Products account for the decline in profitability: cost reduction and restructuring actions now fully engaged in Components and Consumer Products

•	Cashflow objectives achieved: working capital reduced further to 10,8% of sales (13.3% at year-end 2002), supporting investment in restructuring actions and capex for growth

•	No change to the full year outlook and 2004 targets set out on June 13. Key business initiatives secured to drive renewed sales growth in second half 2003

Paris, 23 July 2003. Thomson, worldwide leader in video technologies, products and services, announced today its second quarter 2003 revenues and its first half 2003 results.

Group Second Quarter Revenues:

For the second quarter 2003, Thomson’s consolidated net sales were 1,918 million euros (second quarter 2002, 2,495 million euros). Excluding the significant impact of currency changes of (263) million euros, or (14)%, second quarter consolidated net sales show a decrease of (13)%. Newly integrated companies contributed 109 million euros to net sales.

During the second quarter, Content & Networks and Licensing divisions continued to post revenue growth, of respectively +13% and +16% before forex impact. Consumer Products and Components divisions revenues continued to be impacted by a difficult market environment in the US, leading to revenue decrease of respectively (27%) and (37%) before forex impact.

Group first half consolidated results:

“During the first half, we have invested significantly in our key growth activities which have delivered in line with, or ahead of our expectations. We have taken the necessary measures to adapt to the difficult markets that we face in our components and consumer mainstream businesses in the US. Our second half objectives are to manage firmly our cost base and to focus on our growth and repositioning strategy, so as to deliver our full year and 2004 financial commitments,” said Charles Dehelly, CEO of Thomson.

Key consolidated figures (unaudited(1))

In million euros	1H03	1H02
Net sales(2)	3,823	4,979
Gross margin (%)	23.4	22.7
Operating income	143	247
Operating margin (%)	3.7	4.9
Restructuring charge	(110)	(46)
Group net income	(92)	123
Net working capital as a % of sales	10.8%	12.5%
Free cash flow(3)	110	308

(1)	The first half results are subject to a limited review by Thomson’s auditors
(2)	Sales include revenues from newly integrated companies: PDSC, Still in Motion, Duplitek, Vidfilm, Victoria Film, Pacific Media Affiliates, Grass Valley Group, Grundig set-top box business, Screenvision Europe and Canal+ Technologies
(3)	Defined as net cash provided by operating activities after net capital expenditures

Group revenues

For the first half 2003, Thomson’s consolidated net sales were 3,823 million euros (first half 2002, 4,979 million euros). Currency translation reduced first half sales by (544) million euros, or (14)%. At constant rates, therefore, first half consolidated net sales show a decrease of (12)%. Newly integrated companies contributed 259 million euros to net sales during the half.

Content and Networks and Licensing posted sales growth at constant currency rates. Offsetting this were declines in Consumer Products and Components

Group operating income and net income

Thomson’s consolidated operating income reached 143 million euros. The operating income margin on net sales was 3.7%, compared to 4.9% for the first half of 2002.

Content and Networks and, in particular, Licensing posted strong results. This was more than offset by a loss in Components and a weaker performance for Consumer Products, notably due to difficult market conditions in the United States. Consumer Products in Europe showed resilience.

As indicated in April and confirmed on June 13, the Group decided to take more restructuring decisions than in previous years in the first half in order to ensure that the necessary actions were in place early in the year, thereby securing a quicker improvement in the profitability of notably its Components and Consumer Products Divisions. The first half net result accordingly includes a significant restructuring charge of (110) million euros. The full year restructuring charge net of gains continues to be planned at around 1,5% of sales.

The Group tax charge was slightly lower than a year ago at (39) million euros. Accordingly, Thomson posted a consolidated net result of (92) million euros.

Group cash flow

Cash generation was strong in the first half. Operating cash flow(4) reached 469 million euros. Capital expenditure was first-half weighted to support growth programs, notably in content-related activities. The Group reduced again its working capital needs to a record low. At end of June, net working capital was 10,8% of sales, a 2.5 point improvement compared to 13.3% at end of December 2002. The outflow in other net current assets and liabilities reflects in part investment during the half in new contracts. Free cash flow reached 110 million euros during the first half 2003. Taken together, therefore, these elements are consistent with the Group’s objective to generate free cash flow of 500 million euros for the full year.

(4)	Defined as net cash provided by operating activities before restructuring cash expenses and other items unrelated to operating income (interest, income tax and non current items)

Business initiatives and outlook

Business initiatives

During the second quarter, Thomson took several initiatives to support its organic growth programs: development of the post production business with the expansion of the Rome lab and the opening of a new lab in New York; signature of several professional equipment contracts with broadcasters (Starhub in Singapore, Visions in the UK, CNBC in the US, etc.); new contracts with network operators (Mediahighway software with DIRECTV, decoders with Sky Italia); and notably the signature of new digital licensing contracts.

Thomson also concluded key agreements to accelerate the repositioning of its traditional businesses on growth segments: in Consumer Solutions through retailer agreements and the associated purchase of certain Recoton assets; the agreement with Fortune for the expansion of the tube business on the fast growing Chinese market.

Outlook

Second half sales are currently seen between 4.7 and 5.1 billion euros, which implies a return to growth on a constant currency basis. Revenue growth will be driven by internal initiatives; new true flat tube products and the two new tube lines in Mexico and China; new higher-end and digital products in the US and Europe; growth in accessories notably in the U.S.; continued growth in DVD and in film replication and post-production thanks to new contracts.

The Group’s second half profitability targets will be helped by continued stability in Licensing and growth in Content and Network (including improvements in Broadband relative to the first half). Restructuring actions already in place and an improved mix towards Consumer Solutions will help to maintain stable results in Consumer Products. Corporate costs will be tightly controlled.

On June 13th, the Group outlined revised objectives for profitability and cash flow for 2003 and its 8-9% margin objective for 2004. These objectives are reconfirmed today – namely a full year operating margin around 6.5% on its reported sales and free cash flow of 500 million euros.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

First half 2003 results appendix

Divisional review

Contents and Networks

Main Financials

	At current rate				At constant rate
	Q2 2003	% 03/02	H1 2003	% 03/02	% Q2 03/ Q2 02	% H1 03/ H1 02
Sales (€m)	868	(1)	1,712	(3)	+13	+12
EBIT (€m)			137	(7)

EBIT margin (%)			8.0	—

Overview

Second quarter 2003 revenues reached 868 million euros, broadly flat compared to last year’s second quarter sales (874 million euros). Excluding the significant impact of exchange rates, revenues grew by 13% to 990 million euros. First half 2003 revenues decreased by 3% to 1,712 million euros at current exchange rate and grew by 12% to 1,967 million euros at constant rate (first half 2002 sales of 1,761 million euros).

During the second quarter, Digital Media Solutions revenues grew by 19% at constant rate. Newly acquired companies contributed 95 million euros in the half. Overall, content-related activities were particularly strong during the second quarter. DVD units replicated in the second quarter of 2003 represented twice the volume replicated during an already strong previous second quarter. Films services showed strong growth as well, with film footage up 44% compared to last year due to new film contracts (ramp up of Universal). Post-production activities benefited from new contracts signed. VHS units declined significantly, however, offsetting strong double digit organic growth in the other content-related activities.

Broadcast revenues (including Nextream) showed a return to organic growth and registered a strong sequential improvement compared to the first quarter supported by new contracts.

Broadband Access Products showed a slightly improving trend in the second quarter compared to the first. Volume growth and contract wins (Sky Italia, DirecTV…) is expected to have a small impact on second half and a larger one next year.

3.05 million set-top boxes were shipped in the first half (2.2 million in the first half of 2002). All broadband access products categories suffered from severe price pressures offsetting volume increases.

First half 2003 operating profit reached 137 million euros at current rate and grew by 12% at constant exchange rate to 164 million euros. The operating margin was 8.0% for the period (8.4% at constant rate), compared with 8.4% for the first half 2002. Within the Division, Digital Media Solutions posted a strong growth in profits, whereas Broadband Access was around break-even.

In Home Entertainment Services, the Group continued to derive cost efficiencies from the rapid expansion of low cost manufacturing operations, as well as synergies from the acquisitions made in 2002. Increased film replication volumes together with increased volumes and synergies extracted from its post-production activities also contributed to profitability.

In Broadcast, we completed (i) the integration of Grass Valley generating further synergies and (ii) the consolidation of our worldwide professional broadcast equipment brand (under which new contracts were signed with a full effect in the second half of the year).

Content & Networks pursued its investment plans and recorded net capital expenditures for an amount of 174 million euros relating to the expansion of DVD capacities to support studio needs and expansion of its distribution infrastructure, as well as post-production capacity and service range (NY Lab, Rome Lab and the acquisition of Pacific Media Affiliates). As part of the Group’s cash generation program, Content & Networks recorded a good performance in its working capital management generating 276 million euros of cash to support its development offset by investments in new contracts. The Division generated 112 million euros of free cash flow in the half.

Licensing

Main Financials

	At current rate				At constant rate
	Q2 2003	% 02/03	H1 2003	% 02/03	% Q2 03/ Q2 02	% H1 03/ H1 02
Sales (€m)	129	+11	208	+8	+ 16	+ 15
EBIT (€m)			185	+10

EBIT margin (%)			88.9

Overview

Second quarter revenues are up 11% (16% at constant rate) at 129 million euros from 116 million euros last year. First half 2003 revenues from Licensing grew by 8% to 208 million euros (15% at constant rate), in both cases ahead of expectations. The Division signed significant new contracts during the quarter, notably in digital programs where production volumes of the underlying products are growing significantly. Revenues from Digital programs were 70% of the total, reflecting the volume and contract growth, including the consequent payments for past use which were significant as planned in the second quarter: the increasing maturity of the market for digital consumer electronic products and the fact that Thomson’s digital licensing programs are at a relatively early stage are both likely to support divisional revenues. Revenues from analog and other programs fell, reflecting weaker production volumes of the underlying products in licensed markets. In order to offset this, the Group continued to expand the geographic diversity of its licensing programs in the half, including in China.

The first half operating result rose 10% to 185 million euros, compared to 168 million euros a year ago. The operating margin was slightly up at 88.9% as a function of the higher revenues.

Consumer Products

Main Financials

	At current rate				At constant rate
	Q2 2003	% 03/02	H1 2003	% 03/02	% Q2 03/ Q2 02	% H1 03/ H1 02
Sales (€m)	695	(36)	1,414	(33)	(27)	(24)
EBIT (€m)			(81)

EBIT margin (%)			(5.7)

Overview

Second quarter revenues fell to 695 million euros from 1,088 million euros last year.

First half 2003 revenues fell by 33% to 1,414 million euros (compared with first half 2002 sales of 2,120 million euros), and fell by 24% to 1,621 million euros at constant exchange rate.

•	In Mainstream Consumer Products:

The decline in revenues was driven by difficult US market conditions and heavy price pressure in all segments driven by strong competition from Asia.

On the other hand, Europe has shown a resilient performance despite significant price pressure, with market shares gained mainly in France and Germany. New high-end products will support second half sales, with the introduction of a full range of TVs with flat displays. These innovative products will be shown at the IFA in Berlin in August 2003.

•	In Essentials:

Thomson recorded a good performance in the U.S. and in Europe with improved margins in all categories. The Group gained market share in its key accessories category.

During the second half, new products in video, audio and communication will drive revenues as will a much-expanded offering in the profitable accessories category in the U.S.

Consumer Products recorded a first half operating loss of (81) million euros in 2003 compared to (51) million in 2002. A significant effort to variabilise costs could not offset the sharp decline in volumes and price during the half, but together will the additional restructuring actions taken will help to preserve our full year operating margin.

The division extracted 197 million euros of cash from its working capital during the first half of 2003. Consumer Products generated free cash flow of 75 million euros in the half.

Components

Main Financials

	At current rate				At constant rate
	Q2 2003	% 03/02	H1 2003	% 03/02	% Q2 03/ Q2 02	% H1 03/ H1 02
Sales (€m)	224	(46)	485	(46)	(37)	(39)
EBIT (€m)			(38)

EBIT margin (%)			(7.8)

Overview

Second quarter revenues were 224 million euros, down from 412 million euros last year.

First half 2003 revenues fell by 46% to 485 million euros (from first half 2002 revenues of 899 million euros).

This sharp decrease reflects a severely deteriorated business environment in the US for TV manufacturing in 2003, with significant market share losses among local producers to competitive imports. Consequently, demand for and prices of TV tubes in the US have declined sharply.

In Europe, operations remain solid despite some impact of a lower dollar enabling imports from inter alia Latin America.

The Group’s Chinese operations performed very well, with second quarter volumes around 3 times last year volumes.

Sales also declined sharply in DVD and games modules compared to last year.

As previously indicated, the Division recorded an operating loss of (38) million euros against a profit of 44 million euros in first half 2002.

On June 13th 2003, Thomson has announced actions to restore the future profitability of this division and noted its intention to expand its activities in China, the world’s largest and fastest-growing TV manufacturing market. On July 18th, Thomson announced an agreement with Fortune to allow for the expansion of the tube business on the fast growing Chinese market.

The second half performance will continue to suffer from a weak end market for most of the division’s products, although the mix of products will be improved through the introduction of new true flat products and an increase in production in Mexico and China.

###

Appendix:

Thomson’s unaudited consolidated interim income statements

Thomson’s unaudited consolidated interim balance sheets

Thomson’s unaudited consolidated interim statements of cash flows

UNAUDITED CONSOLIDATED INTERIM INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2002

	Six months ended		Year ended
	June 30, 2003	June 30, 2002	December 31, 2002
	unaudited	unaudited (1)	audited
(in euro except number of shares)
Net sales	3,823	4,979	10,187
Cost of sales	(2,930)	(3,850)	(7,761)

Gross margin	893	1,129	2,426

Selling, general and administrative expense	(573)	(677)	(1,334)
Research and development expense	(177)	(205)	(374)

Operating income	143	247	718

Interest expense, net	(1)	7	9
Other financial expense, net	(30)	(43)	(137)

Financial expense	(31)	(36)	(128)

Equity investments	(2)	—	—
Amortization of goodwill	(45)	(36)	(78)
Other income (expense), net	(119)	(10)	(96)
Income tax	(39)	(50)	(56)

Net income (loss) before minority interests	(93)	115	360
Minority interests	1	8	13

Net income (loss)	(92)	123	373

Weighted average number of shares outstanding—
Basic (net of treasury shares)	277,240,438	277,240,438	277,240,438

Basic net income per share	(0.33)	0.44	1.35

Diluted net income per share	(0.33)	0.44	1.29

(1)	At the end of 2002, the Company elected to apply EITF 01-09 “accounting for consideration given by a vendor to a customer” and has therefore restated the six months period ended June 30, 2002 accordingly. This relates to certain cooperative advertising and promotion expenses that were previously recorded as marketing expenses. The effect for the period ended June 30, 2002 is a decrease of “Net sales” of the Consumer Product Segment of € 40 million with an equal decrease of “Selling, general and administrative expense”.

At the end of 2002, TAK activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 31, 2002, related operating costs are classified in “other income (expenses), net” (€—5 million as of June 30, 2002).

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2003, JUNE 30, 2002, AND DECEMBER 31, 2002

(in millions of euro)	June 30, 2003 unaudited	June 30, 2002 unaudited	December 31, 2002 audited
ASSETS:
Fixed assets:
Intangible assets, net	2,147	1,932	2,183

Property, plant and equipment	3,686	3,602	3,800
Less: accumulated depreciation	(2,127)	(2,153)	(2,178)

Property, plant and equipment, net	1,559	1,449	1,622

Equity investments	12	10	4
Other investments	78	619	58
Loans and other non-current assets	61	68	156

Total investments and other non-current assets	151	697	218

Total fixed assets	3,857	4,078	4,023

Current assets:
Inventories	906	1,036	962
Trade accounts and notes receivable, net (a)	1,232	1,666	1,675
Current accounts with affiliated companies (except TSA)	92	81	71
Other receivables	1,056	1,099	1,278
Contract advances, net	296	248	242
Cash and cash equivalents	1,724	1,314	1,463

Total current assets	5,306	5,444	5,691

Total assets	9,163	9,522	9,714

(a)	As of December 31, 2002 the accruals related to consideration given to customers previously classified under “Other creditors and accrued liabilities” are deducted from “trade accounts and notes receivable, net”. Accordingly, the June 30, 2002 amounts have been restated (€ 23 million).

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2003, JUNE 30, 2002, AND DECEMBER 31, 2002

(in millions of euro)	June 30, 2003 unaudited	June 30, 2002 unaudited	December 31, 2002 audited
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock (280,613,508 shares of € 3.75 each)	1,052	1,052	1,052
Additional paid in capital	1,938	1,938	1,938
Retained earnings	1,293	1,197	1,447
Cumulative translation adjustment	(483)	(230)	(339)
Treasury shares	(155)	(156)	(155)
Revaluation reserve	4	4	4

Shareholders’ equity	3,649	3,805	3,947

Minority interests	3	45	38
Reserves:
Reserves for retirement benefits	696	676	705
Restructuring reserves	118	135	127
Other reserves	197	207	216

Total reserves	1,011	1,018	1,048

Financial debt:
Financial debt with third parties	2,038	1,676	1,694
Financial debt with TSA group and subsidiaries	—	3	—

Total financial debt	2,038	1,679	1,694

(of which short-term portion)	252	253	262
Current liabilities:
Trade accounts and notes payable	1,148	1,319	1,235
Accrued employee expenses	216	254	223
Other creditors and accrued liabilities (a)	814	927	1,070
Debt related to Technicolor acquisition	284	475	459

Total current liabilities	2,462	2,975	2,987

Total liabilities, shareholders’ equity and minority interests	9,163	9,522	9,714

•	Contractual obligations and commercial commitments
•	Contingencies

(a)	As of December 31, 2002 the accruals related to consideration given to customers previously classified under “Other creditors and accrued liabilities” are deducted from “trade accounts and notes receivable, net”. Accordingly, the June 30, 2002 amounts have been restated (€ 23 million).

UNAUDITED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

AND FOR THE YEAR ENDED DECEMBER 31, 2002

	Six months ended June 30, 2003 unaudited	Six months ended June 30, 2002 unaudited	Year ended December 31, 2002 audited
(in millions of euro)
Operating income (loss)	143	247	718
Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	163	176	358
Amortization of intangible assets	20	19	38
Amortization of contracts and changes in reserves reflected in operating income (1)	33	11	45
Decrease (increase) in inventories net	2	127	155
Decrease (increase) in trade and other receivables, net	415	376	401
Increase (decrease) in trade accounts, notes payable and accrued expenses)	(59)	(20)	(139)
Change in other current assets and current liabilities (2)	(248)	(91)	(115)
Restructuring cash expenses	(84)	(91)	(175)
Others	5	(150)	(182)

Net cash provided by operating activities —I–	390	604	1,104

Capital expenditures	(281)	(304)	(608)
Disposal of fixed assets	1	8	16
Acquisition of investments	(339)	(1,158)	(1,273)
Disposals of investments	3	80	149

Net cash used by investing activities —II–	(616)	(1,374)	(1,716)

Net cash from operations —I+II–	(226)	(770)	(612)

Dividends Paid (3)	(65)	—	—
Increase in short-term debt (4)	241	135	218
Repayment of short-term debt	(18)	(177)	(248)
Increase in long-term debt	355	681	607
Repayment of long-term debt	(6)	(88)	(37)

Net cash provided (used) by financing activities —III–	507	551	540

Effect of exchange rates and changes in reporting entities —IV–	(20)	1	3
Net increase (decrease) in cash and cash equivalents —I+II+III+IV–	261	(218)	(69)
Cash and cash equivalents at the beginning of the period	1,463	1,532	1,532

Cash and cash equivalents at the end of the period	1,724	1,314	1,463

(1)	Amortization of contract advances amounts to € 54 million, € 32 million and € 66 million as of June 30, 2003, June 30,2002 and December 31, 2002 respectively.
(2)	This line excludes any balance sheet items unrelated to operating income, mainly: interest, income tax and non current items, the cash effect of which is included in the “others” caption.
(3)	Dividends paid to Thomson’s shareholders in 2003 amount to € 62 million. Dividends paid by entities owned at less than 100% amount to € 3 million.
(4)	Including the swap renewal effect.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 28th, 2003	THOMSON S.A.

	By:	/s/ JULIAN WALDRON
	Name: Title:	Julian Waldron Senior Executive Vice President, Chief Financial Officer